Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

As of November 7, 2019

TABLE OF CONTENTS

Q3 2019 Results & Recent Highlights	1
Introduction	1
Overview and Overall Performance	2
Outlook and Factors Affecting Performance	7
Summary of Quarterly Results	8
Review of Financial Results	9
Liquidity, Financial Condition and Capital Resources	9
Outstanding Share Data	10
Off-Balance Sheet Arrangements	10
Transactions Between Related Parties	11
Significant Accounting Policies	11
Critical Accounting Estimates and Judgments	11
Financial Instruments	12
Internal Controls and Procedures	13
Risk Factors	14
Additional Information and Cautionary Statements	14

Preliminary Notes

This Management’s Discussion and Analysis (“MD&A”), dated November 7, 2019, relates to the results of operations and financial condition of NorZinc Ltd., (formerly Canadian Zinc Corporation), and its subsidiaries (“NorZinc” or the “Company” or “NZC”) and is intended to be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and notes thereto of the Company for the three and nine months ended September 30, 2019 and the audited consolidated financial statements and notes thereto of the Company for the years ended December 31, 2018 and 2017 (together the “Financial Statements”) and other corporate filings, including the Company’s annual information form (on Form 20-F) for the year ended December 31, 2018 (the “AIF”) all of which are available under the Company’s profile on SEDAR at www.sedar.com. Please see the section, “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

All scientific and technical information in this MD&A has been reviewed and approved by Kerry Cupit, P.Geo., a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). For additional information regarding the Company’s Prairie Creek Project, please see the technical report entitled “Technical Report - Prairie Creek Property Feasibility Study NI 43-101 Technical Report” dated effective September 28, 2017 (the “Prairie Creek Technical Report”), by H.A. Smith, L.P. Staples, S. Elfen, G.Z. Mosher, F. Wright and D. Williams on the Company’s profile at www.sedar.com. For additional information regarding the Company’s LeMarchant deposit, including the key assumptions, parameters and methods used to estimate the updated mineral resource estimate, please see the technical report entitled “NI 43-101 Technical Report and Updated Mineral Resource Estimate on the LeMarchant Deposit South Tally Pond Property, Central Newfoundland, Canada” prepared by Michael Cullen, Matthew Harrington and Michael J. Vande Guchte, dated effective September 20, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Q3 2019 Results & Recent Highlights

•	Financial and Corporate
•	RCF to purchase 1% royalty on Prairie Creek Mine for $8 million, subject to shareholder approval
•	Existing royalty holder waives right of first refusal
•	Special Meeting to approve RCF royalty to be held November 18, 2019
•	RCF agrees to an interim short term loan of $7.9 million (Sep)
•	Retained specialist in concentrate marketing, transportation and logistics
•	Cash at September 30, 2019 - $3.45 million (Sep)
•	Loss for Q3 2019 - $5.13 million (Sep)

•	Prairie Creek Site and Permitting
•	Site activities concentrated on
•	refurbishing the mobile fleet,
•	administration building renovations,
•	sewage treatment plant upgrades and
•	clearing the site in support of 2020 laydown areas (Q3)
•	Road building contractor RFP issued and contractors short-listed (Sep)
•	Planning and scheduling winter road construction for Q1 2020 (Sep & Oct)
•	Negotiation of EPCM contract with Ausenco initiated (Sep)
•	Draft ASR permits issued by MVLWB and Parks Canada (Aug)

Introduction

Corporate Background

The principal business activity of the Company and its wholly-owned subsidiaries Canadian Zinc Corporation and NorZinc-Newfoundland Ltd., is the exploration and development of natural resource properties. The Company’s key project is the wholly-owned Prairie Creek Project. The Company also owns a mineral land package in central Newfoundland. The Company’s registered and records office is located at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange under the symbol “NZC” and on the OTCQB under the symbol “NORZF”.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets on the Company’s balance sheet is dependent on the existence of economically recoverable mineral reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete development and construction and future profitable mine production.

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Overview and Overall Performance

Summary

The Company’s activities are primarily focussed on the completion of permitting and ultimate development of the Prairie Creek zinc-lead-silver mine in the Canada’s Northwest Territories. The Prairie Creek Mine previously received operating permits in 2013 based upon a winter road access to the mine, but recent development planning has been based on all season access to the mine. The Company is in the latter stages of the permitting process for the All Season Road (“ASR”) with the current timeline indicating permit receipt in November 2019 based on the revised schedule provided by the regulators.

The development of the mine, subject to the above permit receipt and sufficient interim financing being obtained, is planned to commence in Q1 2020 with construction of phase 1 of the ASR and with limited site activities during 2020, followed by the main construction and development activities during 2021 and 2022, culminating in completion of the ASR and site development, and commencement of operations in the latter part of 2022. The Company has been considering multiple development financing opportunities and currently anticipates financing the 2020 activities from non-bank sources with the main development funding from the latter part of 2020 expected to be sourced largely from the debt markets. As discussed elsewhere in this MD&A, equity markets for junior base metal companies are currently at recent historic lows.

As described in more detail elsewhere in this MD&A, since January 1, 2019 the Company has made significant advances towards the successful development of the Prairie Creek Mine.

•	In January the company signed a Traditional Land Use Agreement with Nahɂą Dehé Dene Band (“NDDB”) and is currently progressing toward the signing of a Road Benefit Agreement with Łíídlįį Kų́ę́ First Nation (“LKFN”) and an Environmental Management Agreement with NDDB and LKFN.
•	In April, after an extensive search, the Company announced the hiring of its Project Manager for the development of the Prairie Creek Mine and anticipates hiring additional key development personnel throughout 2019.
•	In May, the Company announced coming changes to its board of directors. These were adopted in June and will prepare the Company for its next phase of development.
•	In June, the Company and Boliden extended the current MOU to June 30, 2022.
•	In August, draft ASR permits were issued by Mackenzie Valley Land and Water Board and Parks Canada for comment. The final permits are expected in November 2019.
•	Beginning in August, the Company advanced discussions with key contractors involved in the development of the Prairie Creek Mine, including the road building contractor to be selected to construct phase 1 of the ASR, the engineers selected to provide engineering, procurement and construction management services and the mining contractor.
•	In September, the Company entered into an agreement with RCF VI CAD LLC (“RCF”) for the sale of a 1% royalty on the Prairie Creek Mine for $8 million, subject to shareholder approval at a Special Meeting of shareholders, to be held November 18, 2019. Subsequently, the existing royalty holder waived its right of first refusal.
•	RCF simultaneously agreed to provide the Company a bridge loan of $7.9 million which is to be repaid upon the approval of the royalty agreement.
•	Since January, the Company has undertaken a number of initiatives to advance the financing of the development of the Prairie Creek Mine and contemplates making various announcements during Q4 2019 and into 2020 as these processes develop.

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Prairie Creek Project

Ownership, Reserves and Existing Infrastructure

The Prairie Creek Project is an advanced-stage, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). The Prairie Creek Property is subject to a 1.2% net smelter return royalty.

The Prairie Creek Mine contains a Proven and Probable Reserve of 8.1 million tonnes grading 8.6% Zn; 8.1% Pb and 124 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world.

Mineral Zone	Classification	Tonnes (millions)	Silver (g/t)	Lead (%)	Zinc (%)	ZnEq (%)
TOTAL	Proven	1.7	155.6	8.45	10.36	26.2
	Probable	6.4	115.8	8.00	8.17	22.2
	Total	8.1	124.2	8.10	8.64	23.1

The Mineral Reserves are as of August 02, 2017, and based on a design cut-off grade of 11% ZnEq for longhole open stoping (“LHOS”), 11% ZnEq for mechanized drift-and-fill, an incremental stoping cut-off grade of 10% ZnEq, and 6% ZnEq cut-off grade for development ore. Cut-off grades are based on a zinc metal price of $1.00/lb, recovery of 75% and payable of 85%; a lead metal price of $1.00/lb, recovery of 88% and payable of 95%; and a silver metal price of $18/oz, recovery of 92% and payable of 81%. Exchange rate used is C$1.25= US$1.00. Average planned dilution, unplanned dilution and mining recovery factors of 13%, 11% and 95%, respectively, for LHOS; and 18%, 6% and 98%, respectively, for drift-and-fill are assumed. The August 2017 Prairie Creek Mineral Reserve estimate was prepared by H. A. Smith, P. Eng., Qualified Person (“QP”), as defined by NI 43-101 of AMC Mining Consultants (Canada) Ltd.

These reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years at 1,600 tonnes per day mining. Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to the Reserve category and thus potentially significantly increasing the initial 15-year mine life.

The Prairie Creek Mine has extensive infrastructure in place including five kilometres of underground workings, a 1,000 ton per day mill, heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

NorZinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Prairie Creek Project. As the Prairie Creek Mine is the flagship property of the Company, its development is integrally linked to the financing of the Company.

2017 Feasibility Study

The Company completed a Feasibility Study (“2017 FS”) in 2017, the results of which are set forth in the Prairie Creek Technical Report which contemplates a mine life of 15 years resulting in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the life of the mine and pre-tax Net Present Value (“NPV”) of $344 million, using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 24% (post-tax NPV of $188 million and an IRR of 18%) and using base case metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00 and treatment charges of US$172/tonne for zinc concentrate and US$130/tonne for lead concentrates.

Using the base case metal prices and an exchange rate of CA$1.35=US$1.00 would increase the pre-tax NPV8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 increases the pre-tax NPV8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 increases the pre-tax NPV8% to $574 million and the IRR to 31.9%.

The 2017 FS indicated average annual production over the first 10 years of operation (including the start-up year) of 64,800 tonnes of zinc concentrate and 71,600 tonnes of lead concentrate containing a total of 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver in both zinc and lead concentrates. Pre-production capital costs, including provision for a new ASR, were estimated at $279 million, including contingency, with payback of less than five years. The 2017 FS contemplated a 2.5 year construction period, commencing with a winter road construction as the initial phase of the ASR construction.

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The All Season Road

Regulatory Approval

On September 12, 2017, the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Prairie Creek All Season Road Project for the Prairie Creek Mine (the “EA Report”) and submitted the EA Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs. The Review Board recommended that approval of the All Season Road be granted subject to implementation of the measures described in the EA Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

On October 9, 2018, the Minister of Crown-Indigenous Relations, on behalf of the Responsible Ministers, issued a decision adopting the Review Board’s recommendation that the All Season Road for the Prairie Creek Mine be approved, subject to the same conditions as the EA Report. The full texts of the correspondence related to this process may be viewed on the public registry website of the Review Board.

The Environmental Assessment (“EA”) of the ASR was completed in 2018. With the Company’s submission of the requested Post-EA Information Package in February 2019, subsequently deemed complete in March 2019, the ASR permit has now entered the final permitting stage jointly with the Mackenzie Valley Land and Water Board (“MVLWB”) and Parks Canada. Comments from reviewers on the Post-EA Information Package were received April 25, 2019.

On May 15, 2019, the Company provided written responses to all the comments and in early June participated in a three-day Technical Session with the reviewers in Yellowknife to discuss the comments. Subsequent to the Technical Session, 11 Information Requests (“IRs”) were issued to NorZinc and two to other participants. The Company issued responses to the IRs.

The MVLWB and the Parks Canada draft All Season Road permits were made available to government agencies and other reviewers for review and comments in August 2019. Comments from reviewers were received and the Company provided comments and responses in September 2019.

The draft permits confirm reclamation security deposits will be due in two phases, phase 1 being the construction and operation of a winter road to transport equipment and materials to the Prairie Creek site and phase 2 being the construction of the ASR. The draft ASR permits also confirm the use of a hoverbarge to allow crossing of the Liard River and minor road realignments which will not require an environmental assessment.

Following the Company’s responses, the Company expects the final ASR permits will be received in November 2019. The permits will incorporate the recommended mitigation measures included in the EA Report and will require reclamation security deposits yet to be confirmed and not included in the 2017 FS. Following the issuance of the ASR permits, the company is required to obtain approval for various environmental and other management plans prior to commencing physical work.

The construction schedule of the ASR requires an initial Phase 1 winter road be established in order to gain initial access to the project site and, at the same time, provide required geotechnical data to finalize the ASR route design. Due to local terrain challenges, small sections of the Phase 1 road would be constructed using non-typical methods of winter roads. The ASR will follow the general alignment of the previously permitted winter road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road.

Indigenous Agreements

NDDB of Nahanni Butte is the nearest community to the Prairie Creek Mine, located approximately 90 kilometres southeast of the mine site. The mine site and route of the ASR are within NDDB’s Traditional Territory. LKFN of Fort Simpson are the largest community within the Dehcho Region. Fort Simpson is located about 185 kilometres east of the mine site. In 2011, the Company signed an Impact Benefit Agreement with the NDDB (the “Nahanni IBA”), and subsequently signed a similar agreement with the LKFN (the “LKFN IBA”) for the development of the Prairie Creek Mine, which contemplated access to the mine via a winter road only. In both agreements, NDDB and LKFN agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. Recognizing the ASR may have additional potential impacts and effects on both groups as compared to a winter-only road, the Company initiated additional consultation discussions and negotiations with both groups involving supplemental agreements. As a result of the negotiations, in January 2019, the Company signed a Traditional Land Use Agreement (“TLUA”) with the NDDB for the construction and operation of the ASR. The Company is also finalizing negotiations for a Road Benefit Agreement (“RBA”) with the LKFN. As part of the EA Report engagement, the NDDB and LKFN entered into an agreement with the Company which provides for the negotiation of an Environmental Management Agreement (“EMA”). The EMA is intended to be a formal mechanism, tested in other projects, to provide for Indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented. It will also involve Dene participation in the environmental management of the ASR, a cornerstone of which is a Dene-led independent monitoring program. The EMA will also provide for Dene communities’ review, participation and oversight of environmental monitoring of the ASR during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

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The Company is also discussing various specific collaborative agreements with individual indigenous groups for the development of the Prairie Creek Mine as well as potential joint venture collaboration between indigenous groups. These agreements will provide short term and long term benefits to the communities, and assurance that the Prairie Creek Mine has strong local indigenous support throughout its construction, operation and reclamation.

The Dene communities and the Company intend the EMA to provide for a consultative and cooperative approach to environmental management of the ASR that will establish the appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, ongoing review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

These aforementioned agreements provide assurance the Prairie Creek Mine has strong local Aboriginal support as the ASR moves through the final stage of permitting.

Timing

NorZinc plans to construct the ASR over parts of three calendar years, initially in Phase 1 (2020) as a winter road and in Phase 2 (2021-2022) installing bridges, culverts and surfacing the road. Prior to each phase of construction activity, the Company plans to complete further field investigations and site plans and award construction contracts. During Phase 1 the Company plans to undertake geotechnical work on the ASR route to determine final ASR design and Phase 2 bidding parameters.

The Company plans on building Phase 1 in two sections, the first 25 kilometres from the minesite to be built by Company personnel with existing equipment on the minesite and the remaining 149 kilometres to be built by a road building contractor. In July 2019, Allnorth, on behalf of the Company, requested road building contractors to express interest in constructing the applicable Phase 1 road. Allnorth received expressions of interest from ten groups and prequalified five contactors. Allnorth and the prequalified contractors conducted a site visit to physically inspect the ASR route. The bidding process was completed in August 2019. The Company is currently negotiating the final road building contract with the chosen road contractor and expects to announce the award in November 2019.

Dependent on the permitting and financing timeline, construction of the ASR is planned to commence from a winter road in 2020 and continue into 2022, in parallel with continuous and ongoing site construction and project development.

5

Prairie Creek Mine

Site work at Prairie Creek began in May 2019. In addition to typical maintenance and ongoing environmental management, the 2019 site program will focus on preparing for 2020 activities, including Phase 1 road construction in Q1 2020 followed by site refurbishment in the summer of 2020. The 2019 work includes refurbishing existing onsite mobile equipment, preparing a laydown area for future camp modules, commissioning the sewage treatment plant and refurbishing the administration building. The Company is also continuing construction optimization studies.

The Company is planning that the main site construction will be completed in 2021 and 2022. This will include installation of a dense media separation circuit, new backfill plant, electrical facilities, flotation circuits, as well as underground development to access high grade ore for the initial years of operation. Most underground development for the current 15-year mine life is planned to be completed between 2021 and 2024.

Financing Initiatives

The Company, in September, agreed to sell a 1.0% Royalty on products from the Mine for $8 million to RCF. Sandstorm Gold Ltd. (“Sandstorm”) holds a right of first refusal (“Sandstorm ROFR”) on the Royalty sale. It was confirmed, in October, that the Sandstorm ROFR would not be exercised. The Royalty calculation is essentially the same as used for the existing 1.2% royalty previously sold to Sandstorm in 2013 for US$10 million (at the time C$10.25 million).

RCF also agreed to loan the Company (the “Loan”) up to US$6.0 million (CA$7.9 million) repayable on the earlier of (a) 120 days from first advance under the Loan and (b) the date, expected to be November 18, 2019, on which the Royalty is funded by RCF. The Loan bears an interest rate of 8% per annum payable on maturity. The Loan is secured over all of the assets comprising the Mine. The Loan agreement contains certain post-closing business commitments made by NorZinc to be completed over the remainder of 2019, including specific financing and construction preparations for the commencement of construction of the initial winter road (Phase 1 of the All Season Road) access to the Mine. The Loan proceeds are to be used for development of the Mine in accordance with an agreed budget. The Company drew down $2.64 million in September 2019, $2.63 million in October and the final $2.63 million in early November.

As RCF holds more than 10% of the Company’s outstanding shares, the TSX requires the Company to obtain approval of the sale of the Royalty to RCF by a majority of the voting securities of the Company, on a disinterested basis. The Company has prepared a Management Information Circular for a Special Meeting of Shareholders which is to be held on November 18, 2019. Subject to shareholder approval, NorZinc expects the Royalty transaction to close shortly thereafter.

To conform with a two-phase development of the Prairie Creek Project, the Company is planning to finance the project in two stages - using equity or other forms of non-equity financing (such as a small silver stream) to finance Phase 1; and using more conventional bank debt or hybrid financing for Phase 2. This financing plan will also ensure the best matching of risk and reward between different sources of financing.

Earlier in 2019, NorZinc terminated its financial advisory arrangement with HCF International Advisers who had been retained since late 2016, primarily to facilitate the raising of project debt financing. The Company is, however, in ongoing discussions with other financial advisors, who the Company expects will have a broader and more relevant scope.

The market for project lending is currently reasonably strong, however, as described below, equity markets for junior base metal companies are currently at recent historic lows.

Concentrate Marketing

The Company has retained Cliveden Trading AG to advise on current and future market conditions for zinc and lead concentrates. NorZinc has signed non-binding Memorandum of Understanding (“MOU”) with each of Korea Zinc Company (“Korea Zinc”) and Boliden Commercial AB (“Boliden”) for the sale of the Company’s planned zinc concentrate production (and with Korea Zinc for planned lead concentrate production) confirming the marketability of both concentrates. The planned zinc concentrate production will contain, to varying degrees, relatively high levels of mercury. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. The Boliden MOU expiring on December 31, 2018, previously extended to June 30, 2019 was extended to June 30, 2022.

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Newfoundland Properties

The Company holds four, high-grade zinc-lead-copper-gold-silver volcanogenic massive sulphide (“VMS”) deposits consisting of Lemarchant, Boomerang-Domino, Long Lake and Tulks East. Three of these have resource estimates and Tulks East has a historical resource. Plans for 2019 include:

•	Reduce land holdings and maintain the core land position that includes:
•	3 base metal deposits having National Instrument (NI) 43-101 compliant resource estimates; and
•	the Tulks East historic base metal resource.
•	Advance specific economic and structural studies on the Lemarchant deposit.
•	Consider optioning out key land holdings with high gold exploration potential.

Since acquiring the Newfoundland assets, the Company has completed 47,000 metres of drilling on its properties and increased indicated resources by almost 40%. The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Corporate Matters

The Company, in May 2019, added Scott Fulton as Prairie Creek Project Manager. Alan Taylor, COO and VP Exploration of NorZinc, retired effective July 31, 2019 and will continue until January 31, 2020 as a consultant to the Company, assisting with the transition to construction. As a result of the Annual General Meeting of the Company in June 2019, Ms. Shelley Brown (former director of Deloitte LLP and senior auditor partner, Deloitte Vancouver) was appointed as a director. A number of other changes in the Board of Directors resulted with Mr. John Warwick taking the Board Chair position; the addition of Ms. Anita Perry (formerly VP Communications & External Affairs at BP Canada) as Chair of the Health, Safety and Environment Committee; and Ms. Shelley Brown as Chair of the Audit Committee. Mr. John Kearney, former Board Chair, did not stand for re-election. The Company gratefully acknowledges Mr. Kearney’s 18 years of tireless service and dedication to the Prairie Creek Project.

Outlook and Factors Affecting Performance

NorZinc’s focus for 2019 and 2020 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

The business of mining for minerals involves a high degree of risk. NorZinc is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and metal price volatility; all of which are uncertain.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of metals, exploration and development risks and the other factors described in the section entitled "Risk Factors" in this MD&A and the Company’s most recent AIF.

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At September 30, 2019, the Company had cash and cash equivalents and short-term investments totaling $3.5 million and a negative working capital balance of $2.2 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 FS, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine.

At the Prairie Creek Mine Site, further de-risking programs are being carried out in 2019 and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The Company has initiated refurbishment of some of those items in the 2019 summer season, prior to follow-on construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the ASR by the MVLWB & Parks Canada. The regulatory phase is expected to be completed in November 2019.

The Company concluded an important TLUA agreement with NDDB and is negotiating the RBA agreement with LKFN, all the while continuing engagement with both Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the ASR to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of both Indigenous groups in environmental monitoring.

The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms. These opportunities and the risks are described in more detail elsewhere in this MD&A.

Summary of Quarterly Results

The following financial information for the Company’s eight most recently completed quarters is derived from the Company's financial statements prepared in accordance with IFRS and presented in Canadian dollars.

(Unaudited)			Net Loss per Common
Quarter ended	Investment Income	Net Loss	Share - basic and diluted
September 30, 2019	$19	$(5,125)	$(0.01)
June 30, 2019	31	(3,255)	(0.01)
March 31, 2019	36	(2,601)	(0.01)
December 31, 2018	61	(3,703)	(0.01)
September 30, 2018	46	(3,450)	(0.01)
June 30, 2018	37	(2,635)	(0.01)
March 31, 2018	29	(1,831)	(0.01)
December 31, 2017	10	(2,818)	(0.01)
	(prepared in accordance with IFRS; thousands of Canadian dollars except per share amounts)

The Company completed a $20 million equity financing in the third quarter of 2018 and previously entered into a US$10 million loan agreement in the fourth quarter of 2017 (which was repaid from the equity financing) both of which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained low for all eight quarters.

The net losses reported in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred.

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Review of Financial Results

This review of the results of operations should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2019 and other public disclosures of the Company.

For the three and nine months ended September 30, 2019, the Company reported a net loss and comprehensive loss of $5,125,000 and $10,981,000 respectively, compared to a net loss and comprehensive loss of $3,450,000 and $7,916,000 respectively for the three and nine months ended September 30, 2018.

Included in the loss for the three and nine months ended September 30, 2019, were exploration and evaluation expenditures of $4,413,000 and $7,871,000 respectively, compared to $2,530,000 and $3,638,000 for the respective comparable periods and in addition, the Company recorded a gain on currency translation of $61,000 for the three months ended September 30, 2018 and a loss on currency translation of $556,000 for the nine months ended September 30, 2018 and accrued interest of $103,000 and $679,000 in the respective comparable periods with no amounts recorded in the current periods.

Exploration and Evaluation Costs

For the three and nine months ended September 30, 2019, the Company expensed $4,351,000 and $7,767,000 respectively on its exploration and evaluation programs at the Prairie Creek Project compared to $2,519,000 and $3,634,000 respectively for the three and nine months ended September 30, 2018. The Company incurred significant costs in the current periods related to permitting and Indigenous engagement for the ASR.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date, the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three and nine months ended September 30, 2019 was $19,000 and $86,000 respectively versus $46,000 and $112,000 for the respective comparative periods.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $577,000 and $2,495,000 respectively for the three and nine months ended September 30, 2019 versus similar amounts of $821,000 and $2,720,000 for the respective comparative periods.

Share-Based Compensation

The non-cash expense, share-based compensation, was estimated to be $122,000 and $599,000 respectively for the three and nine months ended September 30, 2019 versus $160,000 and $469,000 for the respective comparative periods. The differences are due to the amount of stock options issued in the current periods versus the comparative periods

Other Expenses

The Company recorded a gain on currency translation of $61,000 for the three months ended September 30, 2018 and a loss on currency translation of $556,000 for the nine months ended September 30, 2018 with no comparable amounts in the current periods. The Company accrued loan interest of $103,000 and $679,000 respectively for the three and nine months ended September 30, 2018 with no comparable amounts in the current periods. All amounts related to a now extinguished project bridge loan.

Liquidity, Financial Condition and Capital Resources

At September 30, 2019, the Company had a negative working capital balance of $2,178,000 which included cash and cash equivalents of $3,450,000 and short-term investments of $26,000. At December 31, 2018, the Company had cash and cash equivalents of $9,253,000, short-term investments of $32,000 and a positive working capital balance of $8,327,000.

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Accounts payable and accrued and other liabilities at September 30, 2019 were $3,717,000 compared to $1,396,000 as at December 31, 2018 as the Company increased activity on site during the summer and fall.

The Company had a net cash inflow of $2,446,000 from a project bridge loan in the current period compared to outflows of cash of $13,107,000 to repay a project bridge loan and $546,000 to remit interest on the extinguished project bridge loan in the comparable period in 2018.

The Company, in September 2019, agreed to sell a 1.0% Royalty for $8.0 million to RCF. The Royalty sale, requiring disinterested shareholder approval, is anticipated to be completed subsequent to the Special Meeting of Shareholders to be held on November 18, 2019. Concurrently, in September 2019, RCF agreed to loan the Company US$6.0 million (CA$7.9 million) which is expected to be repaid with the proceeds from the Royalty. The Company drew down $2,649,000 on September 30, 2019, $2,634,000 in October and the final $2,634,000 in November.

The Company has no operating revenue other than interest income, with a history of reported losses, largely attributable to exploration and development expenses. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors.

In particular, the development of the Prairie Creek Mine will require substantial additional financing. The 2017 FS estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $253 million, plus a contingency of $26 million for a total of $279 million. Working capital required upon commencement of production is estimated to be $36 million.

Accordingly, additional financing will be required to continue the development of the Prairie Creek Project, to put the Prairie Creek Mine into production and to meet its obligations as they fall due. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern.

The following table reflects the Company’s aggregate contractual commitments as of September 30, 2019:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$280	$153	$127	$—	$—
Decommissioning provision (2)	2,838	—	—	—	2,838
Annual fees and taxes (3)	750	75	150	225	300
Total Contractual Obligations	$3,868	$228	$277	$225	$3,138

(1) Represents obligations under operating leases for office space and equipment.

(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine, which is estimated to be 2037. The liability is supported by a letter of credit deposited with the Government of the Northwest Territories secured by a pledge of restricted cash.

(3) Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Outstanding Share Data

As at the date of this MD&A, the Company has 372,542,553 common shares issued and outstanding. In addition, there are outstanding stock options and outstanding share units that upon exercise result in the issuance of a further 12,800,000 and 7,819,616 common shares respectively.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

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Transactions Between Related Parties

During the three and nine months ended September 30, 2019, the Company incurred short-term employee remuneration and benefits to officers and directors in the amounts of $303,000 and $1,302,000 versus $311,000 and $1,215,000 for the respective comparative periods and recognized share-based compensation for officers and directors in the amounts of $94,000 and $529,000 versus $160,000 and $460,000 for the respective comparative periods.

There was no amount owing to related parties or included in accounts payable and accrued and other liabilities at September 30, 2019 nor was there an amount recorded at the end of the previous year.

Significant Accounting Policies

IFRS Standards Adopted

As of January 1, 2019, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provision outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results and financial position of the Company with the exception of IFRS 16, Leases (“IFRS 16”).

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use (“ROU”) asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases - Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 may be applied retrospectively to each prior period presented (full retrospective approach), or with the cumulative effect of adoption recognized at initial application (modified retrospective approach). The Company has elected to apply the modified retrospective approach upon adoption at January 1, 2019, measuring the right-of-use asset at its carrying amount had the standard been applied at commencement of the lease. The Company has also used the optional exemption for short-term leases and leases for which the underlying asset is of low value and to use the cumulative catch-up approach upon transition.

IFRS Standards Issued But Not Yet Effective

There are a number of new standards, amendments to standards and interpretations, which are not yet effective for the year ended December 31, 2019 and have not been applied in preparing the Company’s consolidated financial statements. The Company does not consider adoption of these new standards will have a material impact on the consolidated results, financial position or accounting policies of the Company.

Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Going Concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for the development of the Prairie Creek Mine and exploration of the Newfoundland properties and for working capital requirements. In concluding the Company is a going concern, management considers funds on hand at year end, planned expenditures for at least 12 months from the balance sheet date and strategic objectives in its assessment. Due to the nature of its business, management increases or decreases administrative and exploration expenditures based on available working capital. Judgments must also be made with regard to events or conditions which might give rise to significant uncertainty.

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Valuation of Exploration and Evaluation Assets

Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing, has deemed all projects to be in the exploration and evaluation phase.

Decommissioning Provision

Decommissioning provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require significant judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, regulations and remediation practices and the expected timing of remediation work.

Share-based compensation

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value of share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in the Company’s Annual Financial Statements.

Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet at the time the Company becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Company classifies financial instruments at initial recognition in one of the following three categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

Financial assets and liabilities classified as FVTPL are initially measured at fair value with unrealized gains and losses recognized through earnings. Transaction costs are expensed in the consolidated statement of income (loss). The Company has classified its cash and cash equivalents, short-term investments and restricted cash as FVTPL.

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in other comprehensive income. The Company does not have financial instruments measured at FVTOCI.

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost adjusted by any impairment. The Company has classified other receivables, accounts payable, and accrued and other liabilities as being measured at amortized cost.

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The following table reflects the Company’s categories of financial instruments, all classified under fair value hierarchy Level 1 (as outlined in IFRS 9), as at the specified date:

		(Unaudited, thousands of Canadian dollars)
		September 30, 2019	December 31, 2018
Cash and cash equivalents	FVTPL	$3,450	$9,253
Short-term investments	FVTPL	26	32
Other receivables	Amortized cost	326	221
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Amortized cost	(3,220)	(635)
Accrued and other liabilities	Amortized cost	(497)	(761)
Loan payable	Amortized cost	2,446	—

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the three and nine months ended September 30, 2019, is investment income on the Company’s cash and cash equivalents and short-term investments. As at September 30, 2019, with other variables unchanged, a 1% increase or decrease in the prime interest rate would have resulted in a decrease or increase, respectively, to net loss of approximately $19,000. The Company does not have any debt obligations which expose it to interest rate risk.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in credit risk. The Company seeks to hold its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions.

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments, and restricted cash. The carrying value of these financial assets at September 30, 2019 is $5,551,000 (December 31, 2018 - $11,360,000). At September 30, 2019, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two Canadian financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company seeks to ensure that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, and receivables. As at September 30, 2019, the Company had negative working capital of $2,178,000 (December 31, 2018 - $8,327,000).

Internal Controls and Procedures

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations are recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

As required under National Instrument 52-109, management advises that there have been no changes in the Company’s disclosure controls and procedures that occurred during the most recent interim period, being the three month period ended September 30, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

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It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

As required under National Instrument 52-109, management advises that there have been no changes in the Company’s internal controls over financial reporting that occurred during the most recent interim period, being the three month period ended September 30, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Risk Factors

In conducting its business, NorZinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s most recent Annual Information Form (on Form 20-F) as well as in the Company’s Annual Financial Statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors should be carefully considered by investors when evaluating an investment in the Company.

Additional Information and Cautionary Statements

Additional information relating to the Company is contained in the Company’s AIF in respect of the financial year ended December 31, 2018, available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.norzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s planned or proposed Prairie Creek Project operations including; future mine grades and recoveries; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; cost estimates for further construction and development of the Prairie Creek Project capital and operating cost estimates and long-term environmental reclamation obligations; exploration plans at the Prairie Creek Project and other exploration properties and the expected results thereof; the timing and process for obtaining operating permits; projected earnings before interest, taxes, depreciation and amortization on the Prairie Creek Mine; the timing of and amount of potential revenue; requirements for additional capital; and the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards; and the risks and uncertainties around the Company’s business.

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Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements by their very nature, involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company is exploring for or expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These forward-looking statements are also based on certain assumptions which the Company believes are reasonable, including that market fundamentals will result in sustained zinc, lead, silver and other commodity demand and prices, and such prices will be materially consistent with those anticipated; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as planned; the actual nature, size and grade of the Company’s mineral resources and reserves are materially consistent with such estimates; any additional financing required by the Company will be available on reasonable terms and when required; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be obtained on acceptable terms and in a timely fashion; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The material assumptions used to develop EBITDA projections for the Prairie Creek Mine are contained in the Prairie Creek Technical Report.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities, including under "Risk Factors" in the Company's AIF and in this MD&A under "Liquidity, Financial Condition and Capital Resources" and "Review of Financial Results”. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant. For the reasons set forth above, the reader should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Non-GAAP Financial Measures

The EBITDA projections for the Prairie Creek Property summarized herein and contained in the Prairie Creek Technical Report (the “Company's Non-GAAP Financial Measures”) are not measures recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by GAAP. The Company's Non-GAAP Financial Measures are presented herein because management of the Company believes that such measures represent a reasonable approximation of projected operating income and are relevant for evaluating projected returns on the Prairie Creek Property. The Company's Non-GAAP Financial Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP financial measures as reported by such organizations. There is no measure contained in the Company's financial statements that provides a direct comparison to the Company's Non-GAAP Financial Measures, as cash flows from operating activities would be the most directly comparable measure, but the Company does not currently have any operations and does not present operating income in its financial statements. The Company's Non-GAAP Financial Measures should not be construed as alternatives to net income, cash flows related to operating activities, or other financial measures determined in accordance with GAAP, as an indicator of the Company's projected performance.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The United States Securities and Exchange Commission (the “SEC”) only permits U.S. mining companies, in their filings with the SEC who comply with SEC Industry Guide 7, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as, “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” which are not defined terms under SEC Industry Guide 7 and are historically not permitted to be used in reports and registration statements filed with the SEC. U.S. investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. U.S. investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be obtained from NorZinc, or from the SEC’s website at www.sec.gov.

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